

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

Via E-mail
Mr. Bruno O. Pasquali
President
First Independence Corp.
131 Bayview Drive
Osprey, Florida 34229

> **Re:** **First Independence Corp.**
> **Registration Statement on Form S-1**
> **Filed April 11, 2012**
> **File No. 333-180653**

Dear Mr. Pasquali:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. We note that the Florida Department of State, Division of Corporations, has posted on its website a letter from the Division of Corporations to Bruno Pasquali, dated February 10, 2012. Such letter indicates that your articles of incorporation have not been filed, and are being returned, because the name designated in the document is unavailable since it is the same name as, or is not distinguishable from, the name of an existing entity. You are directed in this letter to select a new name and return the corrected document within 60 days or your filing will be considered abandoned. As 60 days have passed since February 10, 2012, please inform us of the status of your incorporation in the State of Florida. If applicable, please revise your registration statement and any related exhibits to reflect your new corporate name.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

    -   Describe how and when a company may lose emerging growth company status;

    -   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    -   State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Business Summary, page 2

3. You disclose that you intend to plan and develop a facility to private label your pourable food products. However, we note your disclosure on page 29 that you have not begun the selection of any pourable labeled food products. Accordingly, please revise your disclosure to make clear that you have not begun the selection of possible products.

4. You disclose that you intend to obtain a Food Canning Establishment (FCE) number and a number of other certifications. Please disclose the costs and timetable for obtaining such certifications.

Risk Factors, page 6

Although We Plan to Offer the Securities From This Offering…, page 6

5. We note your disclosure in this risk factor that there are no guarantees that the proceeds from the offering will be sufficient to fund your planned operations. Please revise this risk factor to clarify that the funds raised in this offering will be insufficient to

commercialize your manufacturing service or develop your business strategy. We note your disclosure in this regard at page 5.

Dilution of the Price You Pay for Your Shares, page 18

6.   Please revise to provide dilution information for the same percentage of shares sold scenarios as provided with the Use of Proceeds disclosure on page 17 of your filing. In addition, please ensure that the dilution information presented reflects expected offering expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Overview, page 28

7.   You state at page 28 that the proceeds from this offering will satisfy your cash requirements for up to 18 months. However, this does not appear to be consistent with your disclosure on page 22 that if you are unable to raise additional money, you only have enough capital to cover the costs of this offering and to begin developing a business plan. Please revise to clarify your disclosure at page 28 with respect to your cash requirements for up to 18 months, given your disclosure at page 29 regarding your estimated budget for stages one and two of your business plan for the next 18 months.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen at (202) 551-3864, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
Diane J. Harrison